

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

July 29, 2008

Mr. Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

> **RE: Singer Financial Corp. ("the Company")**
> **Amendment No. 1 to Offering Circular on Form 1-A**
> **File No. 024-10211**
> **Filed July 23, 2008**

Dear Mr. Singer:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General Comments</u>

1. Please provide a cover letter with any future amendment keying your response to our comments in order to facilitate our review.

2. We reissue prior comment one from our letter dated June 9, 2008. Please explain the company's response in your cover letter and revise the offering statement to clarify the formula used to set the interest rate. You state on page 18 that the

interest rate is based on a formula using the average of two interest rates plus one percent. However, you also state on the cover page, page 11, and elsewhere that Mr. Singer sets the interest rate and that "[t]here is no formula by which the Company sets interest rates and fees." In your cover letter, please advise us of how the interest rate is set, including the timing of when the interest rate is set in relation to offers and sales, and revise the offering statement to reconcile the apparent inconsistency.

3.   We do not believe that the company has responded completely to our prior comment two and reissue that comment in part. In all appropriate sections, please revise to:

    a. Briefly address the nature of your loan portfolio, including an expanded discussion of your credit policies. Please revise to briefly discuss of the nature of the collateral, such as the "other valuable collateral" referenced on page 11, and how the company assesses its value.

    b. For each material loan in non-accrual status, disclose the loan value and terms, recent collection history and collateral. In addition, address any material adverse changes in the loan to value ratio since the loan was written. Finally, address whether management believes that the loan is collectible and state the basis for such belief.

    c. Address the current legal and regulatory environment for your business and how it impacts your ability to repay the subordinated investment certificates.

Signature Page

4.   Please revise your signature page to have Mr. Signer sign the Offering Circular in each capacity (e.g., President, Director, etc.) in which he acts.

Legality Opinion

5.   Please revise your legality opinion to indicate the state law governing the opinion of counsel. In this respect counsel's letter of July 14, 2008 should be included as an exhibit to each Form 1-A filed.

Part F/S – Financial Statements

6.   Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions.

Mr. Paul Singer
Singer Financial Corp.
July 29, 2008
p. 3

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez who supervised the review of your filing at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Frank Baldwin
Fax: 215-557-2991